October 25, 2012

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:                       Global Cash Access Holdings, Inc., File No. 001-32622; Comment Letter dated September 25, 2012

Dear Mr. Schiffman:

Global Cash Access Holdings, Inc. (the “Company”) hereby responds to the comments of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 25, 2012.  The Company has set forth your comments in bold and italicized type below.

Form 10-K

Business, page 4

1.         Please revise future filings and show us the following:

-                  as required by Item 101(b), for each segment, disclose revenues, profits and assets for each of the last three fiscal years; and

-                  as required by Item 101(d), disclose the percentage and amount of revenues attributable to all foreign countries and any individual country if material.

Company Response:

The Company acknowledges the Commission’s comment regarding the disclosure of segment financial information as required by Item 101(b) of Regulation S-K.  The Company intends to add a statement to the Business section of the Company’s Form 10-K for the year ended December 31, 2012 and future Form 10-K filings that explicitly cross references to the segment financial information required by Item 101(b) that will be contained in the notes to the Company’s financial statements for the applicable year (in a form substantially similar to the segment financial information contained in Note 11 of the Company’s financial statements for the fiscal year ended December 31, 2011).

The Company acknowledges the Commission’s comment regarding the disclosure of revenue attributable from the Company’s international operations as required by Item 101(d) of Regulation S-K.  The Company advises the Commission that total revenue attributable to the Company’s business in all foreign countries for the fiscal year ended December 31, 2011 was $8.0 million, which represented 1.5% of the Company’s total revenue for the fiscal year ended December 31, 2011.  The Company intends to make a similar disclosure in the Business section of the Company’s Form 10-K for the fiscal year ending December 31, 2012 and future Form 10-K filings.

Risk Factors, p. 18

2.                                    Please include in future filings and show us a risk factor addressing risks associated with the fact that over 38 percent of your common stock is beneficially owned by five funds and that one of your directors is a Managing Director of one of the funds.

Company Response:

The Company acknowledges the Commission’s comment and intends to add a Risk Factor to its future filings in substantially the following form:

A small number of investment funds beneficially control a significant percentage of the voting power of our common stock, which may allow them to significantly influence matters requiring stockholder approval and, in certain cases, may raise conflicts of interest issues.

As of March 1, 2012, five investment funds beneficially owned 38.6% of our common stock, including BlackRock, which beneficially owned 8.3% of our common stock.  In addition, Patrick Olson, one of the members of our Board of Directors, is a member of the Global Executive Committee of BlackRock.  Although we have no voting agreements or arrangements with any of the funds, and, to our knowledge, the funds are not affiliated with one another, each of the funds, individually or collectively, could be in a position to substantially influence the outcome of any corporate actions requiring stockholder approval, including the election of directors and mergers, acquisitions and other significant corporate transactions. These investment funds may delay, or prevent, a change of control from occurring even if the change of control could appear to benefit the stockholders. These investment funds, and Mr. Olson in his role with BlackRock, may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

Schedule 14A

Class III Directors, page 9

3.            As required by Item 401(a), please disclose in future filings and show us any arrangement or understanding between Mr. Olson and other persons to which he was or is to be selected as a director or nominee. Provide similar disclosure for Mr. Rumbolz.

Company Response:

The Company acknowledges the Commission’s comment and specifically states that it does not have any arrangement with Mr. Olson, or BlackRock, regarding Mr. Olson’s election and service as a member of the Board of Directors of the Company.  The Company also does not have any arrangement with Mr. Rumbolz regarding Mr. Rumbolz’s election and service as a member of the Board of Directors of the Company.

Directors Compensation, page 14

4.  As required by Item 402(k)(1) and (2), please provide in future filings and show us the table of director compensation including the aggregate grant date fair value of any options

Company Response:

The Company acknowledges the Commission’s comment and specifically states that it believes that it has made the required disclosures regarding director compensation as required by Item 402(k)(1) and (2).  These disclosures are contained in the table and related footnotes set forth on page 34 of the Company’s 2012 Proxy Statement.

Transactions with Related Persons, page 15

5.  As required by Item 404(a), please provide in future filings and show us the respective value of each of the various transactions that you discuss in the first two paragraphs.

Company Response:

The Company acknowledges the Commission’s comments.  In the future, the Company will either (i) add a statement in its filings that explicitly cross references that the aggregate fair market value of the stock option grants to (i) its executive officers can be found in the Company’s Summary Compensation Table (page 26 of the Company’s 2012 Proxy Statement) and to (ii) its directors can be found in the Company’s Director Compensation Table (page 34 of the Company’s 2012 Proxy Statement), or (ii) alternatively, per Instruction 5 to Regulation S-K, Item 404(a), eliminate this disclosure pursuant to Item 404(a); provided that the requested information with regard to the executive officers and directors is disclosed pursuant to Regulation S-K, Item 402.

Compensation Discussion and Analysis, page 22

6.  As required by Item 402(b), please provide in future filings and show us a revised discussion and analysis reconciling your drop in revenues over the past two years (ten percent drop in each of the past two years) and your drop in net income (48 percent drop in each of the past two years) with your increases in salary and total compensation for your CEO in each of the past two years over that paid three years ago.

Company Response:

The Company acknowledges the Commission’s comment and advises that, to the contrary, Mr. Betts’ base salary was not increased during the fiscal years ended December 31, 2010 and 2011, respectively.  Mr. Betts’ base salary was initially raised to $600,000 in April 2009 and remained at that level through December 31, 2011.  The apparent increase in Mr. Betts’ base salary for the fiscal years ended December 31, 2010 and 2011 as compared to the fiscal year ended December 31, 2009 is attributable solely to the fact that Mr. Betts’ base salary was increased to $600,000 in April 2009 and he received a lower base salary for the first quarter of the fiscal year ended December 31, 2009.  This increase in base salary occurred in 2009 prior to the declines in revenue and net income referred to in your letter.

With respect to Mr. Betts’ total compensation, the total compensation reported for the fiscal years ended December 31, 2009 and December 31, 2011, respectively, were virtually identical.  The increase in Mr. Betts’ total compensation for the fiscal year ended December 31, 2010, was almost entirely attributable to the increase in the Company’s stock price in the first quarter of the fiscal year ended December 31, 2010 when the Company made its annual option grant to Mr. Betts and other employees of the Company.  The increase in the Company’s stock price resulted in an increase in the grant date fair value of the options granted in the fiscal year ended December 31, 2010 as compared to the options granted in the fiscal years ended December 31, 2009 and December 31, 2011, respectively.

The other primary variable in determining Mr. Betts’ total compensation for the fiscal years ended December 31, 2009, 2010 and 2011, respectively, was the amount of annual cash incentive compensation that Mr. Betts earned during these periods.  As described in the Compensation Discussion and Analysis section of the Company’s Proxy Statements, Mr. Betts’ cash incentive bonus was tied to the achievement of certain Company-based objective goals as well as individual-based performance targets and goals established by the Company’s Compensation Committee.  These objective and subjective performance criteria are generally set by the Compensation Committee early in the fiscal year and are based in large part on the Company’s budget and forecast for such fiscal year.  The Company’s budget and forecast is prospective for the upcoming fiscal year and takes into account the overall macro economic environment in the gaming industry on a forward-looking basis for such fiscal year and thus would not be directly tied to the Company’s financial performance for the preceding fiscal year.  The actual amount of cash incentive compensation that Mr. Betts received for the fiscal years ended December 31, 2009, 2010, and 2011, respectively, varied based on the achievement of these Company-based objective goals and individual-based performance targets and goals established for Mr. Betts for such periods.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this response to the undersigned.

Sincerely,

/s/ Mary E. Higgins

Mary E. Higgins

Chief Financial Officer

Global Cash Access Holdings, Inc.

(702) 855-3000